FORM 5
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


/ /  Check this box if                               OMB APPROVAL
     no longer subject to                      OMB Number      3235-0362
     Section 16.  Form 4                       Expires: February 1, 1994
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/X/  Form 3 Holdings Reported
/X/  Form 4 Transactions Reported

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. NAME AND ADDRESS OF REPORTING PERSON

    Arena, Nicola T.
    Grenada Terrace, Apt. #3
    Lumberton, NC  28358

2. ISSUER NAME AND TICKER OR TRADING SYMBOL

    Acme Electric Corporation  NYSE:ACE

3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (Voluntary)

    ###-##-####

4. STATEMENT FOR MONTH/YEAR

    June 1997

5. IF AMENDMENT, DATE OF ORIGINAL (Month/Year)



6. RELATIONSHIP OF REPORTING PERSON TO ISSUER (Check all applicable)

   ___ Director     ___ 10% Owner    ___ Other (Specify below)

   _x_ Officer (Give title below)

    Vice President and General Manager
    Power Distribution Products Division
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED.
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                                   TRANSACTION
                                   -----------
1. TITLE OF SECURITY:              Common    Common    Common    Common
                                   Stock     Stock     Stock     Stock

2. TRANSACTION DATE:               04/30/97  05/15/97  05/30/97  06/15/97
   (MM/DD/YY)

3. TRANSACTION CODE:               J         J         J         J

4. SECURITIES ACQUIRED (A)
   OR DISPOSED OF (D):
     AMOUNT                        10        20        20        10
     (A) or (D)                    A*        A*        A*        A*
     PRICE/SHARE                   5.85      6.35625   6.35625   6.3567

5. AMOUNT OF SECURITIES
   BENEFICIALLY OWNED
   AT END OF ISSUER'S
   FISCAL YEAR:                    1,170

6. OWNERSHIP FORM:                 D
   DIRECT (D) OR
   INDIRECT (I)

7. NATURE OF INDIRECT
   BENEFICIAL OWNERSHIP:

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED (e.g., puts, calls, warrants, options, convertible securities)
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1. TITLE OF DERIVATIVE SECURITY:



2. CONVERSION OR EXERCISE PRICE
   OF DERIVATIVE SECURITY:

3. TRANSACTION DATE:
   (MM/DD/YY)

4. TRANSACTION CODE:

5. NUMBER OF DERIVATIVE
   SECURITIES ACQUIRED (A)
   OR DISPOSED OF (D):
     (A)
     (D)

6. DATE EXERCISABLE AND
   EXPIRATION DATE:
   (MM/DD/YY)
     DATE EXERCISABLE
     EXPIRATION DATE

7. TITLE AND AMOUNT OF
   UNDERLYING SECURITIES:
     TITLE

     AMOUNT OR NUMBER OF SHARES

8. PRICE OF DERIVATIVE
   SECURITY:

9. NUMBER OF DERIVATIVE
   SECURITIES BENEFICIALLY
   OWNED AT END OF YEAR:

10. OWNERSHIP OF
    DERIVATIVE SECURITY:
    DIRECT (D) OR INDIRECT (I)

11. NATURE OF INDIRECT
    BENEFICIAL OWNERSHIP:


EXPLANATION OF RESPONSES:

* Shares acquired through Acme Electric Corporation's Employee Stock Purchase Plan.





SIGNATURE OF REPORTING PERSON:**   /s/


DATE:                              June 30, 1997


**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).